Exemption number: 82 4639

SUPPL

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland
Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	14 January 2008	*No of sheets:*	3

Current report 3/2008

The Management Board of KGHM Polska Miedź S.A. hereby provides the proposed resolutions to be passed at the Extraordinary General Shareholders' Meeting on 14 February 2008:

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

Proposal /1/ to point 2 of the agenda
Resolution Nr ..../2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: election of the Chairman of the General Shareholders' Meeting.

On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 section 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 section 3 of the Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A., the following is resolved:

I. .... is hereby elected as Chairman of the General Shareholders' Meeting.

[redacted]

II. This resolution comes into force on the date it is taken.

08000259

Proposal /2/ to point 4 of the agenda
Resolution Nr ....../2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: acceptance of the agenda of the General Shareholders' Meeting.

The General Shareholders' Meeting resolves the following:

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary General Shareholders' Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 22 January 2008, Nr 15, item....

II. This resolution comes into force on the date it is taken.

KGHM Polska Miedź S.A.
with its registered head office in Lubin
59-301 Lubin, ul. M. Skłodowskiej-Curie 48
www.kghm.pl NIP 692-000-00-13 REGON 390021764

Court of registration:
Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations No. KRS 0000023302 where Company documentation is kept

Total share capital:
2.000.000.000 PLN
(paid-in capital)

Exemption number: 82 4639

Proposal /3 / to point 5 of the agenda
Resolution Nr .... /2008
of the Extraordinary General Shareho ders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: recall from the Supervisory Board.

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:
I. .... is hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A. *

II. This resolution comes into force on the date it is taken.

** Based on § 13 sec.1 and sec. 6 of the Regulations of the General Shareholders' Meeting of KGHM Polska Miedź S.A., voting in the matter of a recall from a body of the Company shall be carried out individually for each person, in alphabetical order.*

JUSTIFICATION

The State Treasury, a shareholder, represented by the Minister of the State Treasury, acting pursuant to art. 400 § 1 of the Commercial Partnerships and Companies Code and as a shareholder holding at least 1/10 of the share capital of the Company, has submitted a request to call an Extraordinary General Shareholders' Meeting and to include in the agenda the point "Changes in the composition of the Supervisory Board".
Justification for the passage of this resolution is the introduction by the Minister of the State Treasury of new principles for conducting qualification proceedings to select by the Minister of the State Treasury candidates to membership of supervisory boards in companies with State Treasury participation (Decree Nr 45 of the Minister of the State Treasury dated 6 December 2007 regarding the principles for, and manner of, selecting candidates to be members of supervisory boards in commercial companies with State Treasury participation, and of supervisory boards of other legal entities supervised by the Minister of the State Treasury). Based on this Decree, qualification proceedings are conducted in public, through an announcement on selection published on the internet, with the proceedings being conducted by a commission set up for this purpose. Thanks to the public nature of this competition, all persons meeting the conditions required of candidates to membership of supervisory boards in companies with State Treasury participation, and who are interested in being a candidate, may participate in the recruitment process, which is based on uniform and transparent principles.

Proposal /4/ to point 5 of the agenda
Resolution Nr ..../2008
of the Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.
with its registered head office in Lubin dated 14 February 2008
regarding: appointment to the Supervisory Board

On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. .... is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.*

II. This resolution comes into force on the date it is taken.

Exemption number: 82 4639

** Based on § 13 sec.1 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A., voting in the matter of election (appointment) to a body of the Company shall be carried out individually for each person, in alphabetical order.*

JUSTIFICATION

Justification for passage of this resolution is the same as in the case of the proposed resolution regarding recall from the Supervisory Board (proposal nr 3).

Legal basis: §39, sec. 1 point 3 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa

WICEPREZES ZARZĄDU
Marek Fusiński

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 747 81 30*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 747 81 39*
E-mail:			
Date:	11 January 2008	*No of sheets:*	2

Current report 2/2008

The Management Board of KGHM Polska Miedź Spółka Akcyjna, with its registered head office in Lubin, and its address at ul. M. Skłodowskiej-Curie 48, entered on 29 June 2001 into the Register of Entrepreneurs of the National Court Register by the Regional Court for Wrocław Fabryczna, Section IX (Economic) of the National Court Register under the number KRS 0000023302, acting on the request of the Minister of the State Treasury representing the State Treasury as a shareholder, in accordance with art. 399 § 1 and art. 398, in connection with art. 400 § 1 of the Commercial Partnerships and Companies Code, as well as on § 22 sec. 3 and § 23 sec. 2 and 3 of the Company Statutes, hereby announces the convening of an Extraordinary General Shareholders' Meeting of KGHM Polska Miedź S.A., which will take place on 14 February 2008, beginning at 11 AM, at the head office of the Company in Lubin, at the address ul M. Skłodowskiej-Curie 48 (in Jan Wyżykowski Hall), with the following agenda:

1. Opening of the Extraordinary General Shareholders' Meeting.
2. Election of the Chairman of the Extraordinary General Shareholders' Meeting.
3. Verification of the legality of convening the Extraordinary General Shareholders' Meeting and its authority to pass resolutions.
4. Acceptance of the Agenda.
5. Changes in the composition of the Supervisory Board.
6. Conclusion of the Extraordinary General Shareholders' Meeting.

The Board of Management also wishes to announce that, in accordance with article 9 sec. 3 of the Act of 29 July 2005 on trading in financial instruments (Journal of Laws, Nr 183, item 1538 with subsequent amendments), participation in the General Shareholders' Meeting is contingent upon the depositing of a registered deposit certificate no later than one week prior to the sitting of the General Shareholders' Meeting, i.e. by 3.30 PM on 6 February 2008 to the head office of the Company in Lubin, at the address ul. Marii Skłodowskiej-Curie 48, 59-301, Organisational Department, 2nd floor, Room 213, and its surrender until the conclusion of the General Shareholders' Meeting.
The registered deposit certificate, which must be submitted to the Company prior to the General Shareholders' Meeting, should include a statement declaring that it was issued for the purpose of confirming the rights of the shareholder of the Company to participate in this General Shareholders' Meeting, and that, from the moment of its issuance, the appropriate number of shares which it represents have been blocked on the securities account until the conclusion of the General Shareholders' Meeting.

Exemption number: 82 4639

The list of shareholders entitled to participate in the General Shareholders' Meeting will be available at the head office of the Company for a period of three days prior to the General Shareholders' Meeting.
Shareholders may participate in the General Shareholders' Meeting and exercise their voting right either in person or through a proxy. The proxy document should be granted in writing, being otherwise subject to invalidity, with either the original or an authorised copy thereof being submitted to the Company.
A proxy submitted by a foreign entity granted in a foreign language should be accompanied by a translation into Polish done by a sworn translator.
Neither members of the Management Board nor employees of the Company may be proxies at the General Shareholders' Meeting.
Authorised copies of the proxy mentioned above should be certified by a notary or a legal counsel or an advocate. Please be nformed that, in accordance with art. 421 § 3 of the Commercial Partnerships and Companies Code, both the proxy documents submitted by a shareholder and the authorised copies of the same are attached to the protocol and are not subject to return.
Representatives of domestic or foreign legal entities should present current, authorised copies from appropriate court or other registration documents, listing those persons entitled to represent said entities.
Persons not listed in the above-mentioned documents should present appropriate proxy authorisation, signed by those persons listed in the authorised copies being entitled to represent the given entity.
The registration of shareholders will take place an hour before the beginning of the Extraordinary General Shareholders' Meeting.

Legal basis: §39, sec. 1 point 1 of the Decree of the Minister of Finance dated October 19, 2005, regarding current and periodic information disclosed by the issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

PREZES ZARZĄDU
Krzysztof Skóra

WICEPREZES ZARZĄDU
Marek Fusiński

END